

The Future of Fintech
Investor Presentation
May 2017

Track Multiple Accounts

Save time by accessing and viewing multiple financial accounts - on an one unified platform.


Pay Bills on the Go
Act with confidence. To help protect you, we use bank-level security protocols
Use your mobile device to make payments on the go.
SIGNUP

Invest Like a Pro

Use the same investment tools the wealthy have used for years to build and maintain wealth.



Invest Like a Pro
1787fp's financial software makes it easier for investors to work towards financial independence and take control of their finances.
Use the same investment tools the wealthy have used for years to build and maintain wealth.
SIGNUP

Make Payments

Use your mobile device to

make payments on the go.


History
JAN
$150
REPEAT
Pay on Store
$556
REPEAT
Bill pay for Mobile 9875XXXXXX
$56
REPEAT
Bill pay for Mobile 9875XXXXXX
$566
REPEAT
Bill pay for Mobile 9875XXXXXX
$456
REPEAT
Bill pay for Mobile 9875XXXXXX
$897
REPEAT
Bill pay for Mobile 9875XXXXXX

Pay Bills on the Go

Act with confidence.

To help protect you,

we use bank-level

security protocols


Pay Bills on the Go
Act with confidence. To help protect you, we use bank-level security protocols
Use your mobile device to make payments on the go.
SIGNUP

Clients Asset Under Management Growth 2012-2014 ($bn)



US retail investment assets

■ 2012 ■ 2013 ■ 2014



● Assets managed by digital advisors

Source: Aite Group

Registered Investment Advisor

Revenue Model

1. Management Fee for Assets Under Management
2. Financial Planning and Advice

Projected Growth Assets Under Management Robo Advisors



2
Trillion

by 2020

5
Trillion

by 2015

ROBO-ADVISOR PROS FinDEVr 2016
Top Robo-Advisor and Investment Platform

> " "The best feature of the 1787fp app is simplicity. It provides users with a way to manage their money in an organized, straightforward, accessible fashion. No more overdraft fees because of forgotten bills!" "

Barbara A. Friedberg, MBA, MS

Thank You



 http://www.linkedin.com/in/jeanbornopwcfo

@1787fp

 angel.co/jean-borno